UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GENERATION ZERO GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

37148T101

(CUSIP Number)

Christine B. Cheney

13663 Providence Road,

 Suite #253

Weddington, NC  28104

Telephone: (470) 809-0707

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Christine B. Cheney

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United States

| 7 | Sole Voting Power (see Item 3 and Item 5 below)
2,000,000 shares of Common Stock
Number of
Shares Bene-
ficially	| 8 | Shares Voting Power
Owned by Each	0 shares of Common Stock
Reporting
Person With	| 9 | Sole Dispositive Power
2,000,000 shares of Common Stock

| 10 | Shared Dispositive Power
2,092,500 shares of Common Stock

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person (see Item 3)
4,092,500 shares of Common Stock

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
7.9% of the outstanding Common Stock

| 14 |	Type of Reporting Person
IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Generation Zero Group, Inc. (the “Company”).  The principal executive offices of the Company are located at 13663 Providence Road, Suite #253

Weddington, North Carolina 28104.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Christine B. Cheney, an individual, and the Chief Financial Officer, Treasurer and Secretary of the Company. Since November 2008, Ms. Cheney has served as a principal and the Chief Financial Officer of Strategic Assessment Inc., a professional consulting firm providing due diligence, financial analysis and reporting, environmental life cycle assessments and management services, which she owns with her husband (“Strategic”).

(d)-(e)  During the last five years, Ms. Cheney: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Ms. Cheney is a citizen of the United States.

Item 3. Source of Amount of Funds or Other Compensation

On May 15, 2013 Ms. Cheney was issued 2,000,000 shares of our restricted common stock in consideration for services previously rendered to the Company and in consideration for agreeing to be appointed as Chief financial Officer of the Company.

On February 12, 2014, the Company issued 300,000 shares, valued at $1,500, to Strategic for the benefit of Christine B. Cheney in consideration for services rendered.

On April 16, 2014, the Company issued 60,000 shares to Strategic for the benefit of Christine B. Cheney, pursuant to the terms of her consulting agreement.

On June 30, 2014, the Company issued 60,000 shares to Strategic for the benefit of Christine B. Cheney, pursuant to the terms of her consulting agreement.

On October 1, 2014, the Company issued 45,000 shares to Strategic for the benefit of Christine B. Cheney, pursuant to the terms of her consulting agreement.

On October 10, 2014, the Company issued a Convertible Note to Thomas Cheney, IRA (owned by spouse of Christine B. Cheney) with a maximum potential conversion to 937,500 shares.  Maturity of the note is October 9, 2016.

On December 31, 2014, the Company issued 60,000 shares to Strategic for the benefit of Christine B. Cheney, pursuant to the terms of her consulting agreement.

On March 31, 2015, the Company issued 630,000 shares to Strategic for the benefit of Christine B. Cheney, pursuant to the terms of her consulting agreement.

Ms. Cheney is deemed to beneficial own shares held by Strategic.

Item 4. Purpose of Transaction

Ms. Cheney acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, Ms. Cheney may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Ms. Cheney also acquired the securities of the Company in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Ms. Cheney does not have any immediate plans or proposals which relate to or result in:

(h)

causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer

(a)

Ms. Cheney beneficially owns 4,092,500 shares of common stock. The common stock represents 7.9% of the outstanding common stock of the Company based on 50,584,199 outstanding shares as of the date of this filing.

(b)

Ms. Cheney holds the sole right to vote or direct the vote and sole power to dispose or to direct the disposition of 2,000,000 shares of common stock held by Ms. Cheney and shares the right to vote or direct the vote and power to dispose or to direct the disposition of 1,153,000 shares of common stock held by Strategic with her husband.  Ms. Cheney, as a beneficiary of her husband’s IRA, has the indirect right to vote or direct the vote and indirect power to dispose of or to direct the disposition of a potential of 937,500 shares of common stock, if the Convertible Note held by her husband’s IRA is converted by 10/9/2016.

(c)	See Item 3 above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of common stock beneficially owned by Ms. Cheney.

(e)	N/A

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2015

By:	/s/ Christine B. Cheney
Christine B. Cheney